EXHIBIT 77D
for IDS Life Series Fund, Inc.


At a board of Directors' meeting held on January 26th, 1999, the following investment policy was eliminated from the Equity and Income Portfolios:

The portfolio will not invest in interests in oil, gas and other mineral exploration or development programs.

At the same meeting, the following investment policy was eliminated from the Managed Portfolio:

The portfolio does not intend to invest in exploration or development programs, such as oil, gas or mineral programs.

At the same meeting, the investment policy regarding investing in illiquid securities was revised for the Equity and Income Portfolios as follows:

The portfolio will not invest in illiquid securities if, immediately after making such an investment, more than 10% of the portfolio's net assets, at market, would be invested in such securities.

At the same meeting, the following investment policy was eliminated from the Government Securities, International Equity and Managed Portfolios:

The portfolio will not pledge or mortgage its assets beyond 15% of the cost of its gross [total] assets [taken at cost].

At the same meeting, the following investment policy was eliminated from the Equity Portfolio:

The portfolio does not intend to invest more than 2% of its net assets in warrants that are not listed on a national securities exchange. In no event will the investment in warrants exceed 5% of the portfolio's net assets.

At the same meeting, the following investment policy was eliminated from the International Equity Portfolio:

No more than 5% of the portfolio's total assets may be invested in options on individual securities.

At the same meeting, the following investment policy was eliminated from the Managed Portfolio:


The portfolio will not invest more than 5% of its total assets, taken at cost, in securities of companies, including any predecessor, which have a record of less than three years continuous operations.